Exhibit 21 (i)

                                 SUBSIDIARIES OF
                            NATIONAL BANKSHARES, INC.

1. The National Bank of Blacksburg a national banking association, with headquarters in Blacksburg, Virginia

2.   Bank of Tazewell County Incorporated in Virginia

3. National Bankshares Financial Services, Inc. Incorporated in Virginia d/b/a National Bankshares Investment Services d/b/a National Bankshares Insurance Services